

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06032408

April 6, 2006

Jill V. McIntosh
The Kroger Company
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/6/2006

Re: The Kroger Co.
Incoming letter dated February 9, 2006

Dear Ms. McIntosh:

This is in response to your letter dated February 9, 2006 concerning the shareholder proposal submitted to Kroger by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated March 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Matt Prescott
Manager of Factory Farming Campaigns
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT, SECRETARY
AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-4428

JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
ERICA S. PONTIUS
HILARY VOLLMER
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL


SEC MAIL
PROCESSING
RECEIVED
2006
WASH, D.C.
213
SECTION

February 9, 2006

VIA DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street, N.E.
Washington, DC 20549

RE: Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 11, 2006, from People for the Ethical Treatment of Animals (the "Proponent"), along with a shareholder proposal and supporting statement (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The resolution portion of the Proposal reads as follows: "NOW THEREFORE, BE IT RESOLVED that shareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 detailing the progress made toward accelerating the development of CAK [controlled-atmosphere killing]."

Kroger intends to mail to shareholders, on or about May 15, 2006, its definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with its 2006 Annual Meeting. That meeting currently is scheduled to be held on June 22, 2006. Kroger intends to file preliminary Proxy Materials with the Commission on or about April 17, 2006, and intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3), and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. Please confirm that no enforcement action will be recommended if the Proposal is excluded.

THE PROPOSAL AS A WHOLE IS MATERIALLY FALSE AND MISLEADING AND MAY BE EXCLUDED UNDER RULE 14a-8(i)(3).

A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Kroger believes, consistent with the Staff's view on Rule 14a-8(i)(3) as expressed in Staff Legal Bulletin No. 14 (July 13, 2001) and reiterated in Staff Legal Bulletin No. 14B (September 15, 2004), that the Proposal may be excluded in its entirety because it is premised on materially false and misleading statements. "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Kroger acknowledges that there are cases in which a proposal may be revised under Rule 14a-8(i)(3) to render it not materially misleading or false. See, e.g. The Procter & Gamble Company (July 15, 2004); Wyeth (January 13, 2004); and McDonald's Corporation (March 30, 2002) (each allowing exclusion of false and misleading statements in proposals submitted by the Proponent for inclusion in the proxy statements). In this case, however, because the Proposal is fundamentally based upon material misrepresentations, the Proposal should be excluded in its entirety. See, e.g. State Street Corporation (March 1, 2005).

The Proposal is materially false and misleading in the following respects:

1. The statement that "Kroger has done nothing at all as far as the humane community is concerned" is materially false and intentionally misleading.

The above statement included in the second "Whereas" clause in the Proposal is materially false and misleading. Kroger's commitment, leadership and results with respect to animal welfare matters are well established, and recognized, within the industry. In fact, when this very same Proponent submitted a comparable proposal, that was soundly defeated last year, it recognized Kroger for showing "its commitment to the important consumer issue of animal welfare by adopting the animal welfare guidelines of the Food Marketing Institute (FMI) and by being ***one the first major grocery chains to adopt meaningful animal welfare guidelines***." (See, Kroger's Form DEF 14A, filed May 16, 2005, pg. 38, emphasis added). Yet Proponent now claims the opposite in stating, "Kroger has done nothing at all as far as the humane community is concerned." Proponent's intent to mislead is clear, and the Proposal should be excluded.

2. The repeated references that Kroger's competitors have made measurable progress toward adopting the implementation of CAK is unsubstantiated and misleading.

The Proponent states in the second "WHEREAS" clause that "Kroger's competitors including Safeway, Albertsons, and Whole Foods have made measurable, publicized progress on animal welfare issues." Nowhere does the Proponent offer a description of, or a source for locating a description of these competitors' animal welfare standards. Kroger's shareholders would be unable to determine the accuracy of the Proponent's statement. The Proponent also references Kroger's competitors in the third and ninth "WHEREAS" clauses in the Proposal. These purported "facts" are misleading because neither Kroger nor its shareholders are in a position to challenge them in the absence of the Proponents' providing a citation to or other means of accessing competitors' animal welfare standards. The absence of substantiation or access to cited authority renders the statements misleading within the meaning of Rule 14a-9. See, e.g. McDonald's Corporation (March 20, 2002).

3. The supporting statements in the Proposal referencing a "report" are misleading because this report is neither identified nor cited.

The Proposal references a "report commissioned by McDonald's" in the sixth and seventh "WHEREAS" clauses but fails to further identify the report, or provide a citation to or other means of accessing this report. This is misleading because neither Kroger nor its shareholders are in a position to challenge the subject matter of the report or the accuracy of the Proponent's statements. The absence of substantiation or access to cited authority renders the statements misleading within the meaning of Rule 14a-9. See, e.g. McDonald's Corporation (March 20, 2002).

The Proposal is so littered with assertions that are false, misleading, and/or made without factual support that it would require such detailed and extensive editing to make it compliant with the proxy rules. More importantly, for the Proponent to applaud Kroger for its actions last year and then to condemn Kroger this year as having "done nothing at all as far as the humane community is concerned" is clear evidence of the Proponent's bad faith and intent to mislead. Based on the foregoing, Kroger respectfully requests that the Staff agree that Kroger may omit the Proposal from its Proxy Materials.

Very truly yours,



Jill V. McIntosh

encl.

cc: Matt Prescott

EXHIBIT A



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

January 11, 2006

RECEIVED JAN 1 3 2006 KROGER LAW DEPT.

The Kroger Co.
Corporate Secretary
1014 Vine St.
Cincinnati, OH 45202

To Whom It May Concern::

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 244 shares of The Kroger Co. common stock acquired more than three years ago. PETA has held these shares continuously for more than three years and intends to hold them through and including the date of the 2005 annual shareholders meeting.

Please contact the undersigned if you need any further information. If The Kroger Co. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264, or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott
Manager of Factory Farming Campaigns

Enclosures: Morgan Stanley letter, "The Kroger Co. 2006 Shareholder Resolution *re* Humane Poultry Slaughter"

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
FEB 10 2006
213
SECTION

January 11, 2006

Mr. Paul W. Heldman
Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Secretary Heldman:

Morgan Stanley is the record holder of 244 shares of Kroger, Inc. common stock held on behalf of People for the Ethical Treatment of Animals.

People for the Ethical Treatment of Animals acquired 110 of these shares on May 9, 2002 and have held them continuously and without interruption since that time. They have also purchased an additional 49 shares on August 2, 2002, 55 shares on September 25, 2002 and 30 shares on May 6, 2003.

If you have any further questions, please do not hesitate to contact me.

Sincerely,



Abril Azmi



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

The Kroger Co. 2006 Shareholder Resolution *re* Humane Poultry Slaughter

Submission Date: January 11, 2006

Submitted to:
The Kroger Co.
Corporate Secretary
1014 Vine St.
Cincinnati, OH 45202

Submitted by:
People for the Ethical Treatment of Animals (PETA)
501 Front St.
Norfolk, VA 23510
757-622-0457 (fax)

WHEREAS consumers consider animal welfare when they decide where to purchase food products; and

WHEREAS Kroger's competitors—including Safeway, Albertsons, and Whole Foods— have made measurable, publicized progress on animal welfare issues, yet Kroger has done nothing at all as far as the humane community is concerned; and

WHEREAS Kroger's competitors—including those noted above—recognize the need for humane slaughter methods to keep their competitive advantages and are particularly committed to improving conditions in their poultry suppliers' slaughterhouses; and

WHEREAS Kroger, like its competitors, purchases chickens from suppliers that use electrical stunning, in which the birds' legs are forced into metal shackles before they are shocked with an electric current, have their throats slit, and are dropped into tanks of scalding-hot water, so that they are often still conscious when they suffer this hideous cruelty; and

WHEREAS there is a USDA-approved method of poultry slaughter called "controlled-atmosphere killing" (CAK) that replaces the oxygen that birds are breathing with inert gasses, gently and effectively putting them to sleep; and

WHEREAS a report commissioned by McDonald's ("the report") concurred that CAK is, as animal welfare experts have described it, the most humane method of poultry slaughter ever developed and admitted that CAK "has advantages [over electrical stunning] from both an animal welfare and meat quality perspective … obviates potential distress and injury … can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress" and would eliminate the pain of premature shocks and inadequate stunning that are associated with electrical stunning; and

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

WHEREAS the report further concludes that McDonald's European suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions, and meat yield and quality;[1] and

WHEREAS it would help the company gain a competitive advantage in the cutthroat food retail industry if it eliminated the worst abuses that chickens suffer during slaughter before they end up on Kroger's shelves and required its suppliers to phase in CAK; and

WHEREAS, although CAK is optimal for both the birds' well-being and for profits, Kroger has made no notable progress toward its implementation, despite the facts that some of its key competitors continue to make progress toward adopting the technology and that it continues to be used in Europe (as it has been for nearly a decade);

NOW, THEREFORE, BE IT RESOLVED that shareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 detailing the progress made toward accelerating the development of CAK.

---

[1]These are the same improvements that Hormel Foods recently touted in a letter to PETA describing CAK.



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

March 3, 2006

RECEIVED
2006 MAR -6 PM 4:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549

Via UPS and electronic mail: cfletters@sec.gov

Re: Shareholder proposal of People for the Ethical Treatment of Animals ("PETA") for inclusion in the 2006 Proxy Statement of The Kroger Co.

Ladies and Gentlemen:

This letter is filed in response to a letter dated February 9, 2006, submitted to the SEC by The Kroger Co. ("Kroger" or "the company"). The company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(3), asserting that it is false and misleading.

For the reasons that follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted.

I. Kroger Has Not Taken Meaningful Steps Toward Improving Animal Welfare

In its 2005 shareholder resolution, PETA touted Kroger's adoption of the Food Marketing Institute's (FMI) animal welfare guidelines. In its 2006 resolution, it points out that "Kroger has done nothing at all as far as the humane community is concerned." The company's no-action letter inaccurately cites PETA's former statement as evidence that its latter statement is false and misleading.

PETA's statement in its 2005 resolution was made following a promise by Kroger to audit its meat suppliers for farmed-animal welfare by pledging to adopt the FMI guidelines, which are based on the Animal Welfare Audit Program (AWAP). This promise went unfulfilled—since making its statement in 2005, PETA discovered that Kroger has yet to show any evidence that it ever conducted a single audit of a single supplier under the AWAP program—according to the FMI itself, Kroger has not done a single audit. Moreover, on the AWAP Web site, www.AWAudit.org, the participation list is empty, indicating that Kroger does not currently participate in the program. A February 16, 2006, call from PETA to SES, Inc.—the company that fields questions about the AWAP—confirmed that the empty participation list on its Web site means that there are no current participants. Thus, while Kroger did promise movement on animal welfare in 2005, it never kept its promise, making PETA's 2006 statement that it has done nothing in this regard true.

More critically, Kroger's attempt to argue that PETA's statement in its 2006 resolution is false is illogical. Kroger cannot refute PETA's recent statement regarding its lack of animal welfare movement by simply citing an old statement on the issue without also showing factual evidence that it is indeed taking animal welfare seriously or has conducted even one audit at its suppliers' facilities. Therefore, PETA's resolution is not excludable under rule 14a-8(i)(3).

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

II. Statements in a Shareholder Resolution Are Not False or Misleading Simply Because They Are Not Sourced

In its resolution, PETA references McDonald's report on the feasibility of implementing controlled-atmosphere stunning (CAS) for broiler chickens ("McDonald's report" or "the report"). It also states that "Kroger's competitors—including Safeway, Albertsons, and Whole Foods—have made measurable, publicized progress on animal welfare issues ...." In its no-action letter, Kroger asserts that PETA's resolution is excludable as false and misleading under Rule 14a-8(i)(3) because it fails to source either of its statements regarding Kroger's competitors and the McDonald's report.

Kroger's argument is again illogical, because an unsourced statement is not false or misleading simply because it is unsourced. As Kroger should be aware, a false or misleading statement is a material misstatement of a fact or a statement in which the omission of a material fact makes the statement false or misleading.

As reference for Kroger and the Staff, PETA has attached the McDonald's report in its entirety as well as documentation that shows that Kroger's above-mentioned competitors have indeed "made measurable, publicized progress on animal welfare issues." Per the enclosed, this progress includes many examples, such as the following: Albertsons' auditing of a meat supplier that was found to be abusing animals, Safeway's movement toward humane chicken slaughter techniques, and Whole Foods' development of its Animal Compassionate Standards for farmed animals.

Conclusion:

Kroger's argument that PETA's resolution is excludable under Rule 14a-8(i)(3) is insupportable given the company's lack of movement—and its competitors' documented and publicized concrete movement—on animal welfare issues. Moreover, the Staff's Legal Bulletin No. 14B (September 15, 2004) was designed to rein in the flood of no-action letters based on Rule 14a-8(i)(3). As the Staff noted, "many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." That, unfortunately, is precisely what Kroger is attempting to do here.

For the foregoing reasons, we respectfully request that the SEC advise the company that it will take enforcement action if it fails to include PETA's proposal in its 2006 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at MattPrescott@peta.org or 757-943-7460.

Very truly yours,

Matthew A. Prescott
Manager, Factory Farming Campaigns
PETA

cc: Jill V. McIntosh (via fax: 513-762-4935)

Enclosures: McDonald's report

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

East Bay Business Times article regarding Albertsons' movement on animal welfare

Press release of February 14, 2006, regarding Safeway's movement toward humane chicken slaughter

Whole Foods' Animal Compassionate Standards for Beef Cattle



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)

PETA.org
info@peta.org



AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

Whole Foods Market Natural Meat Program and Animal Compassionate Standards for Beef Cattle

The standards listed below include both the Whole Foods Market Natural Meat Program Standards (which must be met before Animal Compassionate status is evaluated) and the Animal Compassionate Standard. Animal Compassionate Standards are listed at the end of each section and are highlighted in blue.

Section 1: Farm Plan and Documentation

1-a
Each farm will maintain records of inoculations, illnesses and injuries, treatments, isolations, etc, as well as periodic farm maintenance, documentation of any emergency conditions, etc.

1-b
For any system that includes housing or supplemental feeding that includes grain for the animals, a rodent control plan must be outlined in the Farm Plan, including both ongoing maintenance and last resort methods. The rodent control plan should be limited to methods of control and elimination that do not cause undue suffering. If live traps or glueboards are used, they must be monitored daily and any rodents captured are to be killed in a humane manner.
Farmers are asked to experiment with non-lethal means of rodent control and to share their results with the Animal Compassion Foundation.

1-c
There must be a plan for predator control. Exclusion of predators is the preferred means of control. It predation cannot be controlled by exclusion, non-lethal means of predator control must be employed as the first line of defense and employees trained in the methods that work best in the area of the farming operation. If lethal means must be employed because non-lethal means were proven through trial to be ineffective, the method of control must be humane. Lethal methods MUST target only the offending animal.

1-d
There must be a land management plan that takes into account stocking density, regeneration and maintenance of pasture condition, quality of the grass/legume/plant cover, etc.

1-e
The farm must have a training program for new employees. There must be a record of trainings conducted for each individual.

1-f
The farm must have a training program for ongoing training of employees who handle animals. Records of any training, seminar, conference, etc must be maintained for each employee.

1-g
Each farm must have an animal health plan. The health plan should include nutritional targets for each growth stage, maintenance of health and protocols for addressing internal and external parasites, vaccination plan, injury, illness, etc.

1-h
The ranch must have written emergency procedures that are kept in a prominent location to be readily available for reference in the event an emergency occurs.

Section 2: Origin of Stock

2-a
Genetically engineered and/or cloned animals are prohibited.

2-b
Breeding programs should be designed to minimize problems associated with calving.

2-c
Semen from genetically engineered stock is prohibited.

Section 3: Treatment for Injury or Illness

3-a
In the event an animal suffers accidental injury, immediately upon discovery the animal must receive individual treatment designed to minimize pain and suffering, including veterinary treatment if prompt relief cannot be provided by the rancher.

3-b
The use of therapeutic levels of antibiotics, ionophores, sulfas, or any other synthetic anti-microbial is prohibited.

3-c
Any individual animal in need of medical attention must be treated to relieve its symptoms. If prohibited medication is required for treatment, the animal must be marked for identification and removed from all Whole Foods Market programs.

3-d
If an illness or injury is serious enough for the animal to be killed, the animal must be promptly and humanely euthanized on the farm.

3-e
Organophosphate insecticides are prohibited.

3-f
Lameness must be noted, the animals treated and the cause addressed immediately upon exhibition.

3-g
Sick animals are to be separated from the population.

3-h
Temporary confinement of free range cattle for specific veterinary or husbandry practices must be less than 24 hours in duration. Every precaution must be taken to minimize any stress caused by handling or the confinement conditions.

Section 4: Feed and Water

4-a
All cattle must be able to eat simultaneously without competing for space.

4-b
Cattle must maintain an overall body condition score between 4 and 7.

4-c
Any animal with a body condition score of 1, 2 or 3 must receive care and/or treatment to bring the animal back in to an acceptable condition.

4-d
The feeding of mammalian or avian animal by-products to cattle is prohibited.

4-e
The use of sub-therapeutic levels of antibiotics or sulfas, anti-microbial drugs, growth hormones, beta agonists or other synthetic growth promotants to control or mask disease, enhance performance or promote growth is prohibited.

4-f
When feed type and sources are being changed, the cattle must have the dietary changes introduced slowly as not to disturb digestive function.

4-g
Stored feed must not be allowed to become moldy, mildewed or otherwise compromised in quality.

4-h
Feed must be free of rodent contamination.

4-i
All animals must have free and continuous access to clean drinking water.

Section 5: Range and Pasture

5-a
Cattle must have continuous access to shelter or areas where they can find protection on their own and to which they can be moved for shelter from extremes of wind, heat, cold, snow, rain or direct sunlight.

5-b
Range and/or pasture must be maintained with 75% plant cover at minimum.

5-c
Shade must be provided in all outdoor areas during summer months.

5-d
Cattle must be protected from predators.

5-e
Leghold traps and poisons are prohibited methods for predator control.

5-f
Pasture and fencing should be maintained to minimize the risk of harm to the cattle or to surrounding wildlife and must be inspected regularly and the results of the inspection recorded.

5-g
Stock dogs and horses used to move cattle must be well trained and must be controlled at all times. All dogs used with cattle must be under the direct control of a dog handler.

Further Requirements to Meet Animal Compassionate Standards
5-h
Cattle must be raised on range or pasture throughout their lives.

Section 6: Outdoor Confinement or Feedlot Conditions

Feedlots are not permitted for Animal Compassionate Standards, but temporary confinement for weather or climatic extremes may be necessary. The items below pertain to temporary confinement pens that are acceptable for the Animal Compassionate Standards and to any confined outdoor area where the animals are kept during their lives for Whole Foods Market Natural Meat Standards

6-a
All fences, gates, shelters, equipment and fittings, openings and protrusions must be maintained so they do not cause injuries or risks to the wellbeing of the animals.

6-b
Animals in confined areas must have enough space to exercise, to lie down without touching another animal, and they must have the ability to move away from other animals if they desire.

6-c
Cattle must have continuous access to shelter or areas where they can find protection on their own and to which they can be moved for shelter from extremes of wind, heat, cold, snow, rain or direct sunlight.

6-d
Shade must be provided in all outdoor areas.

6-e
The area in which the animals are confined must be well drained and cleaned out regularly.

6-f
Feed must consist primarily of forage when not on pasture.

6-g
No animal raised for the Whole Foods Market Natural Meat Program can be kept on a feedlot for more than 1/3 of its life.

Further Requirements to Meet Animal Compassionate Standards
6-h
Feedlots are prohibited for the Animal Compassionate Standards.

Section 7: Temporary Housing

7-a
Animals in confined areas, whether pasture or housing must have enough space to be able to exercise, to lie down without touching another animal, and they must have the ability to move away from other animals if they desire.

7-b
Animals in housed spaces must have continuous access to the outdoors.

7-c

All buildings, fences, gates, equipment and fittings, openings and protrusions must be designed so they do not inflict injuries or entail risks to the wellbeing of the animals.

7-d
Calving barns must provide dry, clean bedding.

7-e
Bedding must be non-toxic and may not cause harm.

7-f
Bedding must be clean and fresh.

7-g
The animals' living quarters must be cleaned using procedures that ensure hygienic conditions and substances that are not harmful to animals or humans.

We allow the performance of physical alterations only when the overall physical and psychological welfare of the flock or herd would be benefited to prevent possible injury and only when conducted by a trained operator in an appropriate manner that minimizes any discomfort.

Further Requirements to Meet Animal Compassionate Standards
7-h
Animals may only be housed during extreme weather conditions. Housing must be temporary and as short in duration as possible, lasting a maximum of one week.

Section 8: Calf Requirements

8-a
Cows preparing to calf should be observed for any calving difficulty and assistance provided if it is necessary.

8-b
Any farm worker assisting in the birthing of calves must be trained in animal husbandry procedures and aware of the eventualities.

8-c
Calves born with congenital problems that are clearly not going to be overcome should be euthanized immediately

8-d
Calves must receive colostrum within the first six hours of life, either from the mothers or supplementally.

Further Requirements to Meet Animal Compassionate Standards
8-e
Cows must be moved prior to calving to pasture or range that has not been used through the winter for holding animals.

8-f
Minimum weaning age is 6 months.

8-g
Two-step weaning and/or fenceline weaning are acceptable weaning methods.

8-h
Weaning by removing calves to pasture or range that where they cannot see or communicate with their mothers is not permitted.

Section 9: Physical Alterations

We allow the performance of physical alterations only when the overall physical and psychological welfare of the animal, flock or herd would be benefited to prevent possible injury and only when conducted by a trained operator in an appropriate manner that minimizes any discomfort. An exclusion is also extended for procedures that are required by local, state or federal law for identification purposes.

9-a
Wattling is prohibited.

9-b
Brisket tagging is prohibited.

9-c
Spaying female cattle is prohibited.

9-d
Ear tags must be two-piece, self piercing tags.

Further Requirements to Meet Animal Compassionate Standards
9-e
If the animals are to be castrated, the procedure must occur before the calf reaches 8 weeks of age.
Anesthetic substances and methods of castration are being researched.

9-f
Branding is prohibited.

9-g
De-horning is prohibited.

9-h
De-budding is prohibited.

Section 10: Handling

10-a
Electro-immobilization is prohibited.

10-b
Squeeze chutes are preferred for restraining calves and cattle.

10-c
Lariats may be used only by handlers who are experts in the use of this tool. Anyone being trained on the use of lariats must be taught using practice dummies or other non-living targets until such time as their expertise is established through testing and verified in the farm training record.

10-d
Handlers moving cattle must remain in the animal's line of vision.

10-e
Squeeze chutes should be operated in a manner that does not cause bruising to the animals.

10-f
When handling cattle, the area must be quiet and free of high-pitched noises.

10-g
The use of electric prods is prohibited except in specific circumstances when the animal is in jeopardy and has to be convinced to stand up or suffer trampling, as in chutes or on the truck.

10-h
Cattle may not be dragged by any part of their body.

10-i
Restraining devices must keep cattle in an upright position, with the exception of calf tables which constrain the calf and then lay it on its side.

10-j
Cattle yards on ranch must be designed to have the least negative impact on the animals.

Section 11: Loading, Unloading and Transportation

11-a
The condition of the trailer must be in good condition, clean and provide adequate ventilation. The floor must be solid.

11-b
Truck space for each animal must meet the minimum space requirements below.

Market Weight English/Metric Units	Horned or Tipped (more than 10% horned and tipped)	No horns (polled)
800 lbs 360kg)	10.9 sq ft (1.01 sq m)	10.4 sq ft (.97 sq m)
1000 lbs (454 kg)	12.8 sq ft (1.2 sq m)	12 sq ft (1.11 sq m)
1200 lbs (545 kg)	15.3 sq ft (1,42 sq m)	14.5 sq ft (1.35 sq m)
1400 lbs (635 kg)	19 sq ft (1.76 sq m)	18 sq ft (1.67 sq m)
Figures taken from www.gradin.com		

11-c
Accommodations must be made during weather that is either too hot or cold for the comfort of the animals during transport.

11-d
Personnel involved with transport must be thoroughly trained and competent to carry out the tasks required of them.

11-e
Animals must have access to water up to the point of transport.

11-f
Transporting unhealthy, non-ambulatory or injured animals is prohibited.

Further Requirements to Meet Animal Compassionate Standards
To consolidate animals from geographically dispersed ranches for transport to the processing facility, they need to be gathered in a central location. Since reducing stress prior to slaughter is a goal, it would be optimal to develop a resting/holding area that meets the definition of pasture and where the animals can reside for a minimum of one week prior to being moved again to the processing plant.

11-g

If transport exceeds 8 hours, the animals must be removed from the truck and rested for 24 hours before continuing unless the destination can be reached in a total of 12 hours.

11-h

The cattle must be rested after arrival at the plant for at least 4 and no more than 6 hours.

East Bay Business Times - December 21, 2004
http://www.bizjournals.com/eastbay/stories/2004/12/20/daily14.html


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December 21, 2004

Safeway, Albertsons agree to call for meat plant inspections

An animal advocacy group said Tuesday that Safeway Inc. and Albertson's Inc. have agreed with its call for an Iowa meat supplier to improve its procedures and be subject to unannounced audits.

The group People for the Ethical Treatment of Animals, or PETA, says the actions follow its videotaping of alleged cruelty to cows at AgriProcessors Inc., a kosher slaughterhouse in Postville, Iowa.

Brian Dowling, spokesman for Safeway, said officials of the Pleasanton-based grocery giant "became aware of the issue as it relates to the humane treatment of animals in Postville" and has sent a letter to AgriProcessors asking that it submit to periodic, sanctioned inspections of their facilities by the Food Marketing Institute. That Washington D.C.-based organization has established guidelines for the humane treatment of animals in meat -processing facilities.

"We have not threatened them or made any demands," Dowling said. "And we've made this request in the past with other suppliers."

He said that AgriProcessors supplies Safeway with prepackaged and case-ready kosher meat products, mostly beef, that are sold in a small number of stores.

Officials of AgriProcessors denied any wrongdoing.

"What you see on the video is not out of the ordinary ... Nothing wrong was, or is being done. There is nothing to admit," AgriProcessors' President Sholom Rubashkin was quoted in a PETA press release announcing the moves by Pleasanton-based Safeway (NYSE: SWY) and Boise, Idaho-based Albertson's Inc. (NYSE: ABS).

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McDONALD'S ANIMAL WELFARE FEASIBILITY STUDY
CONTROLLED ATMOSPHERE STUNNING FOR BROILERS

REPORT PREPARED FOR McDONALD'S MANAGEMENT BY McDONALD'S ANIMAL WELFARE TEAM JUNE 2005

Introduction

In keeping with McDonald's commitment to animal welfare leadership, we continuously seek opportunities to ensure humane animal handling practices in our supply chain. In this effort, we are assisted by the advice and counsel of our Animal Welfare Council—a panel of independent experts specializing in relevant aspects of animal welfare science and animal welfare issues.[1] We also collaborate with our global meat suppliers to identify best practices, evaluate emerging technologies, and develop initiatives to advance our animal welfare commitment.

McDonald's is not directly involved in the raising, transportation, or slaughter of animals. Our role, therefore, is to work with our direct suppliers—those that take raw meat and process it into hamburgers, chicken filets, and other food products—to understand the relevant issues and collaboratively evaluate potential enhancements to our animal welfare program. Their practical experience makes them subject matter experts on what is feasible and what can advance humane treatment of animals at the processing stage.

After the formation of the Animal Welfare Council, in 2000, and in collaboration with our meat suppliers, we began to study the feasibility of incorporating controlled atmosphere stunning (CAS) into our animal welfare program.[2] Consistent with our commitment to continuous improvement and in response to supplier and other stakeholder interest, we recently undertook, at management's direction, to expand and update our examination of the relevant research and practical options.

The following report has been prepared for McDonald's management by McDonald's Animal Welfare Team—a cross-functional group of McDonald's internal experts on the issues. Consistent with management's direction, it reflects a variety of sources, including reports of third-party expert consultations and commissions, the experience of the McDonald's poultry suppliers in Europe that use CAS in some of their facilities, views of other poultry suppliers to the System, and input from McDonald's Animal Welfare Council. The report also draws on an extensive review of the scientific literature conducted for us by Dr. Simon Shane.[3]

The purpose of the report is to present our understanding of CAS and the feasibility of incorporating it into McDonald's global supply chain.

The report briefly:

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[1] A listing of current Animal Welfare Council members, with their credentials is available on our corporate Web site at http://www.mcdonalds.com/corp/values/socialrespons/resrecog/expert_advisors0/animal_welfare_council.html.

[2] Controlled atmosphere stunning is also sometimes called controlled atmosphere killing (CAK). We use the former term as more common in scientific discourse.

[3] Dr. Shane is the author of numerous publications on poultry science issues and Professor *Emeritus* of the School of Veterinary Medicine, Louisiana State University. He is currently an Adjunct Professor in the Department of Poultry Science, North Carolina State University.

- Places broiler stunning within the context of McDonald's global animal welfare program.
- Provides an overview of stunning technologies.
- Outlines the history of the development of CAS and related research.
- Summarizes our European poultry suppliers' views on the advantages and disadvantages of CAS.
- Identifies areas of expert consensus and areas where questions remain.

Management has reviewed and approved the report. The final section presents management's conclusions and direction for further action.

McDonald's Animal Welfare Program

McDonald's has a longstanding, publicly-recognized commitment to animal welfare. Four years ago, with the guidance of our Animal Welfare Council, we issued global Animal Welfare Guiding Principles. These principles set forth basic commitments that govern programs in all the countries where we do business.

We have established standards to articulate specific animal welfare expectations for our suppliers. They require, among other things, that "all animals be rendered insensible (unconscious so as not to experience pain) prior to and during the slaughter process." Our interest in the potential of CAS is thus an outgrowth of well-established corporate policy and our commitments to quality and humane animal handling practices.

Frequent staff and third-party audits verify adherence to our standards and promote continuous improvement. The audit protocol for poultry processing facilities includes a number of objective measures of proper bird handling and stunning efficiency. Last year, more than 140 poultry processing facilities were audited—most of the facilities that supply the worldwide McDonald's System.

Stunning Technologies

The standard in modern poultry processing plants is to render birds insensible—that is, unconscious and incapable of feeling pain—prior to slaughter. The process is known as "stunning."

There are two basic technological approaches to stunning—electrical stunning and CAS. With the former, stunning is achieved by wetting the birds' heads in a brine bath and creating an electrical circuit between their heads and the shackle holding their feet. CAS achieves insensibility by exposing broilers to either a mixture of inert gases (nitrogen and argon) or concentrations of carbon dioxide. The gas mixture deprives birds of oxygen, causing them to lose consciousness.

The technologies involve differences beyond the methods used to render birds insensible. For example, in electrical stunning systems, birds are removed from the delivery crates and shackled before stunning. In CAS systems, birds are exposed to the gases while still in the delivery crates or after being unloaded onto a conveyer belt. This, among other differences, has animal welfare implications and thus must be considered in assessing technological alternatives for stunning.

Development of CAS Technology

CAS was developed in the UK in response to dissatisfaction with electrical stunning, as practiced in the 1980's. Because early stunners were ineffective, a high AC voltage had to be used to achieve reliable stunning. This ensured insensibility prior to further processing, but it impaired meat quality. Questions were also raised about the animal welfare aspects of electrical stunning, principally because the process could be inconsistent and thus not render all birds insensible prior to slaughter.

Such problems stimulated research to develop CAS as an alternative to electrical stunning. Much of the work has been conducted at Bristol University by Dr. Mohan Raj and colleagues. In a lengthy series of studies, commencing in1990, they and later others measured the reliability of various gas mixtures as agents to induce unconsciousness and the exposure times that different combinations of gases required for effectiveness.[4]

Successive studies evaluated various mixtures of carbon dioxide, nitrogen, and oxygen. Others evaluated the use of an argon environment with variable small amounts of oxygen. Researchers also tested a two-stage induction of insensibility using successively higher concentrations of carbon dioxide and a three-part mix of carbon dioxide and oxygen in argon. These studies progressively refined CAS options, effectively eliminating some mixtures as inefficient and identifying others as preferable.[5]

Still other studies compared carbon dioxide stunning, at various concentration levels, to high-voltage electrical stunning. A simulation study of this sort found that both carbon dioxide mixtures at higher levels and high-voltage electrical systems were effective as stunning methods but that each produced distinctive types of carcass injury.

Another U.S. study, by scientists at the University of Georgia, addressed the issue of aversion, *i.e.*, negative responses to concentrations of carbon dioxide. They reviewed the two-stage carbon dioxide approach and found that, at a 30% concentration, the two-phase combination optimized stunning efficiency,
minimized aversion and convulsions, and was irreversible. Several studies in the U.S. focused on the relative effects of different stunning gases (nitrogen, argon, and carbon dioxide) on meat quality and found no significant difference.

Animal Welfare Considerations

Concurrent with other CAS research, certain studies examined particular animal welfare aspects of various gas mixtures proposed for CAS. These studies looked at respiratory responses, head shaking, and other signs of apparent distress or used EEG tracings.

In 1998, the European Commission's Scientific Committee on Animal Health and Animal Welfare reviewed available research and issued a report on the suitability of CAS from an animal welfare perspective. It concluded that the use of gas mixtures for stunning or killing birds can eliminate stresses associated with electrical stunning, but that none of the major gas mixtures in current use had been sufficiently researched to permit "firm recommendations."

The Committee also identified additional research needs and set forth types of scientific evidence that would be required for approval of a gas mixture. The factors it said should be considered were:

- Aversion to the method, *i.e.*, its potential for causing distress, as determined through observations of behavior, hormonal changes, and/or other means.
- Exposure times required to stun or kill effectively, based on evidence of unconsciousness or death.
- Neck-cutting intervals required to avoid recovery of consciousness.
- Effects on carcass and meat quality.
- Effects on worker safety.
- Practicality of the method.

Unresolved issues the Committee noted are still subjects of research and debate.

In December 2000, a symposium on CAS was held in Oldenburg, Germany. Reported research included a trial conducted under the auspices of the EU Volair Study. In this study, EEG data and behavior were

---

[4] As part of his work for us, Dr. Shane provided an account of the technical aspects of these studies and others focused on certain animal welfare aspects of CAS.

[5] For example, these studies and others that followed have led to a general consensus that, for carbon dioxide mixtures, a two-stage induction process is preferable to initially exposing birds to a concentration level high enough to ensure continuing insensibility.

monitored during successive phases of anesthesia and euthanasia using a variety of gas mixtures. Animal welfare was also evaluated on the basis of physical signs of agitation, discomfort, or distress during the period of consciousness. The symposium ultimately endorsed several versions of two-phase and three-phase carbon-dioxide systems.

In June 2004, the Scientific Panel on Animal Health and Welfare of the European Food Safety Authority (EFSA) issued a report on the main systems of stunning and killing commercial species, including poultry. The panel indicated its preference for CAS technology, but noted the need for further research to determine the appropriate gas mixture and other specifications, *e.g.*, the duration of unconsciousness after stun. More generally, the panel concluded that "there is an urgent need for further detailed investigations of the mechanisms and effects of the different stunning methods, their technical and organizational performance in practice and improved and continuing education of the staff to ensure good animal welfare."

Also in June 2004, the Humane Slaughter Association (HSA) and the Universities Federation for Animal Welfare (UFAW) held a workshop on CAS in poultry processing to disseminate information and potentially forge a consensus about the state of the art and future direction. Participants included representatives from academia, manufacturers of CAS systems, the poultry industry, and the UK Department for Environment, Food, and Rural Affairs (DEFRA).

Discussion focused on research into the effects on birds of the two main approaches to CAS—CO_2 mixtures and anoxic (argon/nitrogen) mixtures. The consensus was that the studies "provide important information but don't seem to resolve all the issues related to current CAS systems. They also have the limitation of not being carried out in commercial conditions." More specifically, the group found that:

- Commercially, there may be some birds that show signs of recovery before killing and that this issue may have to be resolved if CAS is to be widely adopted in Europe.
- "There seems to be a question mark about the experience of birds flapping in anoxic gas mixtures," *i.e.,* whether the birds are still conscious or have periods of consciousness and, if so, whether the flapping is distressful or painful.
- There is "undoubtedly unpleasantness associated with the most common CO_2 mix.... We seem to have a better understanding of the problems of the CO_2 mix, but it does not meet all the criteria we would like in a CAS system."
- "The choice may be between an unpleasant or painful initial phase but apparent calm subsequent transition from unconsciousness to death or a non-aversive initial phase but with a potentially violent or distressing transition to death."[6]

In December 2004, at a seminar sponsored by the U.S. Department of Agriculture, Dr. Raj reiterated his view that argon/nitrogen gases are superior, from an animal welfare perspective, to carbon dioxide. The key difference, he argued, is that they induce death through anoxia (oxygen deprivation) rather than suffocation. However, earlier in the year, a comparative laboratory-scale trial using carbon dioxide mixtures at the University of Georgia found no negative welfare concerns associated with carbon dioxide use.

In the UK, DEFRA is currently in the final stages of a CAS study that will address, among other issues, whether CAS is a humane approach, particularly as compared to electrical stunning, and whether any gas mixtures are preferable or, alternatively, so inferior as to merit prohibition. This study is expected to influence new animal welfare legislation in the UK and at the EU level.

There are other pending regulatory developments that may have practical implications for CAS feasibility. The European Commission is working on a directive that will provide further stunning guidance for poultry

---

[6] The foregoing is based on a summary of workshop highlights provided by HSA. A report on the proceedings was published in *Animal Welfare 2005,* 14:63–88.

suppliers in all member countries. The directive will presumably reflect the June 2004 EFSA Scientific Panel report.

At the global level, the UN Office International des Epizooties (OIE)—the lead agency for global guidance on animal health and animal welfare policies—has just adopted guidelines on humane slaughter. These cover, among other things, uses of electrical stunning and of CAS, both with CO_2 mixtures and inert gases. The guidelines express no preference for one method over others. Rather they identify, for each method, animal welfare concerns and/or implications and key animal welfare requirements. OIE guidelines serve as a source of scientific expertise for national governments, industry, and other stakeholders.

There are thus uncertainties from both a research and a regulatory perspective. In an as-yet unpublished paper, Dr. Temple Grandin observes, as did the HSA/UFAW group, that the translation of research results into commercial use introduces additional factors.[7] "Inert gas mixtures that may work in a small box in the lab," she writes, "may not work out in the commercial plant."

Experience of McDonald's European Poultry Suppliers

McDonald's has learned about the practicalities of CAS technology through the direct experience of some of our poultry suppliers in Europe. They have been using the technology at a few of their plants—in one instance for as long as seven years—and are considering potential expansion. We are continually assessing their feedback on the process.

Benefits they have noted thus far include improvements in:

- Bird handling, because birds are not shackled while conscious or subject to certain irregularities incident on electrical stunning *e.g.*, pre-stun shocks.
- Stunning efficiency.
- Working conditions due to reduced needs for physically handling live birds.
- Meat yield and quality.

Supplier input also indicates certain disadvantages to CAS, specifically:

- Gas control systems are more complex than electrical stunning systems. They require specialized worker training and ongoing monitoring to maintain the proper proportion of gases and avert safety risks.[8]
- Initial capital costs and gas supply costs are high.
- Gas systems require more space in processing plants than electrical systems. Reconfiguring smaller plants to accommodate a gas system may be difficult.
- Feather removal can be more difficult, and there may be scratching and/or wing damage.

---

[7] Dr. Temple Grandin is an Associate Professor of Animal Science at Colorado State University and a member of our Animal Welfare Advisory Council. Further information about Dr. Grandin and her work, including findings and recommendations on stunning, is available on her Web site, www.grandin.com.

[8] Electrical stunning systems must also be monitored, but gas systems are subject to greater and more frequent fluctuations. In her aforementioned paper, Dr. Grandin notes the need for frequent adjustments in a CAS gas mixture, based on direct observations of bird reactions. "Slight changes in the mixture can cause birds to flap violently.... Changes in wind direction around the plant or fans turning on in the plant can change the gas composition."

Other Technological Developments

While CAS technology was developing in Europe, electrical stunning technology was evolving in the U.S. As a result, U.S. poultry processing plants commonly use low-voltage AC or DC electrical stunners that can render birds insensible before slaughter without affecting meat quality.

In 1997, a further improvement was introduced, based on research on electro-anesthesia for humans. This technology uses a low-voltage, pulsed DC current followed by a constant low-voltage AC current, rather than a constant low-voltage
current of either wave type. The pulsed DC current is used to stun the bird. The AC current then prolongs the stun while the bird is moved down line for further processing. The two-phase technology is commercially available and is used in some plants that supply McDonald's in the U.S. and the UK, as by well as other poultry suppliers.

Assessment of Existing Knowledge

Research and practical experience to date have led to widespread consensus on certain issues. Other issues remain unsettled. These await further research and/or testing in actual commercial environments.

<u>Areas of General Consensus</u>

Experts seem largely to concur on the following basic premises related to CAS:

- When compared to stunning with a high-voltage AC current, CAS has advantages from both an animal welfare and a meat quality perspective.
- CAS obviates potential distress and injury resulting from the physical handling and shackling of unstunned birds.
- Certain other potential causes of distress are eliminated, *e.g.*, premature shocks, cases of inadequate stunning.
- Properly designed and operated CAS systems can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress.

<u>Issues Requiring Further Study, Testing and/or Other Clarification</u>

- *Appropriate gas mixture*. As indicated above, researchers and CAS manufacturers differ on the appropriate gas mixture to use. From an animal welfare perspective, the debate is critical because at least one well-recognized authority, Dr. Raj, maintains that use of carbon dioxide causes pain and panic reactions, while other experts have concluded that multi-phase carbon dioxide systems are humane.

- *Regulatory environment in Europe*. The unresolved debate about gas mixtures is reflected in the regulatory environment and thus has implications for feasibility. For example, country-level legislation in Europe would, at this point, preclude the universal adoption of any CAS system for McDonald's poultry supply chain. Great Britain permits only single-phase systems, while
France permits only two-phase carbon dioxide systems. Although most European countries have no explicit legislation on the issue, their *de facto* permissiveness is not necessarily long-lived and so cannot be relied on. The pending EU legislation noted above could establish new limits on CAS options.

- *Design of current major CAS systems*. The design of major CAS systems in current use also raises unanswered questions with potential implications for animal welfare. For example, the OIE guidelines cite possible recovery of consciousness with systems using inert gases, *i.e.*, argon and nitrogen.[9] It has also been found that, when exposed to oxygen-depriving environments in commercial settings, some proportion of birds will respond with strenuous wing-flapping. Researchers differ on whether the birds are still conscious when the flapping begins and, if so, whether the flapping is associated with distress or pain.

- *Worker health and safety issues*. There are also worker health and safety risks associated with the use of pressurized gas systems, particularly those designed to induce oxygen deprivation. It is unclear that these risks have been adequately assessed and appropriate safeguards developed.

Management Conclusions

Based on our review of this study by McDonald's Animal Welfare Team, we agree that CAS has potential. We will continue to explore the practical experience of our European suppliers who use CAS systems. We will also support efforts to improve understanding of the technological issues involved in commercial CAS applications and act to accelerate further developmental work.

Given the remaining unanswered questions, however, it would be premature to require adoption of what is still an emerging technology.

We can see that there have been significant laboratory trials related to different types of gases, mixtures, exposure times, and concentrations. Yet unresolved issues remain for both principal gas mixture types, including the possibility that birds may experience pain or distress before insensibility is achieved. Significant new research and reports are expected in the near future. We need to consider them before making any definitive conclusions or commitments.

There is also still much to learn about the application of CAS in commercial environments. As a responsible company, we must have higher confidence that any significant investment we require of our suppliers will not prove problematic or be rapidly superseded by improved technology.

Like all McDonald's supply chain quality systems, our animal welfare program aims toward continuous improvement. In that spirit, staff will, at our direction, continue their efforts to learn more about CAS. While still monitoring CAS technology advances in Europe, they will also study the results of our poultry processing facility audits. These, we believe, can be a useful source for assessing the animal welfare implications of different stunning systems and potentials for improvement.

Concurrently, McDonald's Animal Welfare Team will continue work with our U.S.-based poultry suppliers to improve the effectiveness of their electrical stunning processes. We recognize animal welfare issues in the existing technology. Working with our suppliers, researchers, and other scientific experts, we will explore newer, emerging systems and methods that may address such animal welfare concerns as pre-stun stress, cases of inadequate stunning, and potential stresses and injuries related to bird catching, transportation, and shackling. We do not want, at this point, to rule out the possibility of further technological advances that would obviate these animal welfare concerns.

Anticipating additional experience, further evolutions in the scientific research, policy developments, and perhaps developments in commercial applications as well, we have directed staff to closely monitor developments in CAS technology and to conduct a follow-up assessment of CAS no later than the end of 2006 and sooner if new developments warrant.

---

[9] The guidelines also note animal welfare concerns for CO_2 mixtures—specifically, aversive reactions to high CO_2 levels, respiratory distress, and possibilities of inadequate exposure.

APPENDIX I
LITERATURE REVIEW[10]

Berry, P.S., Meeks, I.R., Tinker, D.B., and Frost, A.R. (2002) "Testing the Performance of Electrical Stunning Equipment for Poultry." *Veterinary Record* 151:338-339.

Bilgili, S.F. (1992) "Electrical Stunning of Broilers – Basic Concepts in Carcass Quality Implications: A Review." *J. Appl. Poultry Res.* 1:135-146.

Coenen, A., Smit, A., Zhonguhua, L., and van Luijtelaar, G. (2000) "Gas Mixtures for Anesthesia and Euthanasia in Broiler Chickens." *World's Poultry Science J.* 56:225-234.

Craig, E.W. and Fletcher, D.L. (1995) "A Comparison of European (EC) and US Electrical Stunning Systems on Broiler Carcass and Meat Quality." *Poultry Science* 74:30 (Abst.).

Gade, P.B., von Holleben, K., and von Wenzlawowicz, M. (2001) "Animal Welfare in Controlled Atmosphere Stunning (CAS) of Poultry Using Mixtures of Carbon Dioxide and Oxygen." *World's Poultry Science J.* 57:191-200.

Gerritzen, M.A., Lambooij, E., Hillebrand, S.J.W., Lankharj, A.C., and Pieterse, C. (2000) "Behavior Responses of Broilers to Different Gaseous Atmospheres." *Poultry Science* 79:928-933.

Göksoy, E.O., McKinstry, L.J., Wilkins, L.J., Parkman, I., Phillips, A., Richardson, R.A. and Anil, M.H. (1999) "Broiler Stunning and Meat Quality." *Poultry Science* 78:1796-1800.

Gregory, N.G. and Wilkins, L.J. (1989) "Effect of Ventricular Fibrillation at Stunning and on Ineffective Bleeding on Carcass Quality Defects in Broiler Chickens." *British Poultry Science* 30:825-829.

Gregory, N.G., Wilkins, L.J., Walton, S.B. and Middleton, A.L.V. (1995) "Effects of Current and Waveform on the Incidence of Breast Meat Hemorrhages in Electrically Stunned Broiler Chicken Carcasses." *Veterinary Record* 137:263-265.

Gregory, N.G. and Wotton, S.B. (1989) "Effect of Electrical Stunning on Somatosensory-Evoked Potentials in Chickens." *British Vet. J.* 145:159-164.

Hillebrand, S.J.W., Lambooy, E., and Veerkamp, C.H. (1996) "The Effects of Alternative Electrical and Mechanical Stunning Methods on Hemorrhaging and Meat Quality of Broiler Breast and Fine Muscles." *Poultry Science* 75:664-671.

Ingling, A.L. and Keunzel, W.J. (1978) "Electrical Terminology, Measurements and Units Associated with the Stunning Technique in Poultry Processing Plants." *Poultry Science* 57:127-133.

Keunzel, W.J. and Ingling, A.L. (1977) "A Comparison of Plate and Brine Stunners, AC and DC Circuits for Maximizing Bleed-Out in Processed Poultry." *Poultry Science* 56:2087-2090.

Kotula, A.W., Drewniak, E., and Davis, L.L. (1957) "Effect of Carbon Dioxide Immobilization on the Bleeding of Chickens." *Poultry Science* 36:585-588.

Lambooij, E., Gerritzen, M.A., Engel, B., Hillebrand, S.W.J., Lankhaar, J., and Pieterse, C. (1999) "Behavioral Responses During Exposure of Broiler Chickens to Different Gas Mixtures." *Applied Animal Behavior Science* 62: 255-265.

McNeal, W.D. and Fletcher, D.L. (2003) "Effects of High Frequency Electrical Stunning and Decapitation on Early Rigor Development and Meat Quality of Broiler Breast Muscle." *Poultry Science* 82:1352-1355.

Mench, J.A., (1992) "The Welfare of Poultry in Modern Production Systems." *Poultry Science Rev.* 4:107-128.

Mohan Raj, A.B., and Gregory, N.G. (1990) "Effect of Rate of Induction of Carbon Dioxide Anesthesia on the Time of Onset of Unconsciousness and Convulsions." *Research in Vet. Science* 49:360-363.

Mohan Raj, A.B., and Gregory, N.G. (1990) "Investigation into the Batch Stunning/Killing of Chickens Using Carbon Dioxide or Argon-Induced Hypoxia." *Research in Vet. Science* 49:364-366.

Mohan Raj, A.B., Gregory, N.G., and Wotton, S.B. (1990) "Effect of Carbon Dioxide Stunning on Somatosensory Evoked Potentials in Hens." *Research in Vet. Science* 49:335-359.

Morton, D.B.,(2004) "Does Broiler Welfare Matter and To Whom" in Weeks, C.A. and Butterworth, A., eds., *Measuring and Auditing Broiler Welfare.* CABI Publishing, Cambridge, MA, p. 241-250.

[10] Prepared for McDonald's Animal Welfare Team by Dr. Simon Shane.

Poole, G.H., and Fletcher, D.L. (1994) "Effects of Argon, Nitrogen, and Carbon Dioxide Gas Killing on Blood Loss, pH, R-Value and Breast Meat Texture of Broiler Chickens." *Poultry Science* 73:155 (Abst.).

Poole, G.H. and Fletcher, D.L. (1995) "Effects of a Modified Atmosphere Stun-Kill System (MASK) on Broiler Breast Muscle pH and Texture." *Poultry Science* 74:79 (Abst.).

Poole, G.H. and Fletcher, D.L. (1995) "A Comparison of Argon, Carbon Dioxide, and Nitrogen in a Broiler Killing System." *Poultry Science* 74:1218-1223.

Poole, G.H., Fletcher, D.L., and Webster, A.B. (1997) "Evaluation of a Two-Stage Carbon Dioxide Modified Atmosphere Stunning-Killing (MASK) System for Broilers." *Poultry Science* 76:119 (Abst.).

Raj, A.B.M. (2003) "A Critical Appraisal of Electrical Stunning in Chickens." *World's Poultry Science J.* 59:89-98.

Raj, A.B., Gregory, N.B. and Wilkins, L.J. (1992) "Survival Rate and Carcass Downgrading After the Stunning of Broilers with Carbon Dioxide-Argon Mixtures." *Veterinary Record* 130:325-328.

Raj, A.B.M. and O'Callaghan, M. (2004) "Effects of Electrical Water-Bath Stunning Current Frequencies on the Spontaneous Electroencephalogram and Somatosensory Evoked Potentials in Hens." *British Poultry Science* 45:230-236.

Raj, M. and Tserveni-Gousi, A. (2000) "Stunning Methods for Poultry." *World's Poultry Science J.* 56:291-304.

Sackheim, H.A., Long, J., Luber, B., Moeller, J.R., Prohovnik, I., Devanand, D.P., and Nobler, M.S. (1994) "Physical Properties and Quantification of the ECT Stimulus. I. Basic Principles." *Convulsive Therapy* 10:93-123.

Savenije, B., Lambooij, E., Gerritzen, M.A., and Korf, J. (2002) "Development of Brain Damage as Measured by Brain Impedance Recordings, and Changes in Heart Rate and Blood Pressure Induced by Different Stunning and Killing Methods." *Poultry Science* 81:572-578.

Savenije, B., Schreurs, F.J.G., Winkelman-Goedhart, H.A., Gerritzen, M.A., Korf, J., and Lambooij, E. (2002a) "Effects of Feed Deprivation and Electrical, Gas, and Captive Needle Stunning on Early Postmortem Muscle Metabolism and Subsequent Meat Quality." *Poultry Science* 81:561-571.

Webster, A.B. and Fletcher, D.L. (2001) "Reactions of Laying Hens and Broilers to Different Gases Used for Stunning Poultry." *Poultry Science* 80:1371-1377.

Webster, A.B. and Fletcher, D.L. (2004) "Assessment of the Aversion of Hens to Different Gas Atmospheres Using an Approach-Avoidance Test." *Applied Animal Behavior Science* 88:275-287.

Wilkins, L.J., Gregory, N.G., Wotton, S.B. and Parkman, I.D. (1998) "Effectiveness of Electrical Stunning Applied Using a Variety of Waveform-Frequency Combinations and Consequences for Carcass Quality in Broiler Chicken." *British Poultry Science* 39:511-518.

Wooley, S.C., Borthwick, F.W., and Gentle, M.J. (1986) "Flow Routes of Electric Currents in Domestic Hens During Pre-Slaughter Stunning." *British Poultry Science* 27:403-408.

Wooley, S.C., Borthwick, F.J.W., and Gentle, M.J. (1986) "Flow Routes of Electric Currents in Domestic Hens During Pre-Slaughter Stunning." *British Poultry Science* 27:403-408.

Wotton, S.B. and Wilkins, L.L. (1999) "Effect of Very Low Pulsed Direct Currents at High Frequency on Return of Neck Tension in Broilers." *Veterinary Record* 145:393-396.

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For Immediate Release:
February 14, 2006

From: David Perle Tel.: ext. 8410 DavidP@peta.org

Contact:
Matt Prescott 757-622-7382, ext. 8264; 757-943-7460 (cellular)
John Machuzak 757-622-7382, ext. 8230; JohnM@peta.org



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
HEADQUARTERS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
FAX 757-628-0785
MediaInfo@PETA.org
PETA.org

NEWS RELEASE

SAFEWAY LOOKS INTO HUMANE SLAUGHTER, PETA WITHDRAWS SHAREHOLDER RESOLUTION

Grocery Chain Pledges to Embrace Technique That Puts Chickens 'to Sleep'

Pleasanton, Calif. — In a groundbreaking move that could alleviate the suffering of millions of birds, Pleasanton-based grocery giant Safeway, Inc., has pledged to move toward a humane slaughter method known as "controlled-atmosphere killing" (CAK), prompting PETA—which owns 192 shares of Safeway stock—to withdraw its shareholder proposal regarding CAK.

In a letter sent to PETA, Safeway Vice President Brian Dowling agreed to form an animal welfare committee that will include animal welfare expert and meat-industry advisor Dr. Temple Grandin, who is an avid proponent of CAK. According to the agreement, Safeway will also post its animal welfare policies on its Web site and discuss CAK with all its poultry suppliers.

Under current slaughter conditions, chickens are hung upside-down by their legs in metal shackles—a process that often causes broken bones—and their heads are run through an electrified bath that often gives them painful shocks without rendering them insensible to pain. Many are still conscious when their throats are slit or when they are scalded to death in defeathering tanks.

With CAK, the oxygen that the chickens are breathing is slowly replaced with an inert, nonpoisonous gas—such as argon or nitrogen—putting the birds "to sleep" quickly and painlessly. PETA points out that in addition to being more humane, CAK reduces the transmission of foodborne illnesses and labor costs while improving working conditions and product quality. Studies estimate that CAK would pay for itself in savings within about 18 months.

PETA launched a successful campaign against Safeway in February 2002, persuading the corporation to improve slaughter conditions for cows and pigs and to stop buying eggs from suppliers that starve chickens in order to shock their bodies into another laying cycle.

"Controlled-atmosphere killing will save Safeway money, help workers, and save chickens from a horribly cruel death," says PETA Factory-Farming Campaign Director Bruce Friedrich. "We're thrilled that Safeway is taking a leadership role in eliminating some of the worst abuses of chickens at slaughter."

For more information, please visit PETA's Web site GoVeg.com.

#

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 6, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Company
Incoming letter dated February 9, 2006

The proposal requests that the board issue interim reports to shareholders that detail the progress made toward accelerating the development of controlled-atmosphere killing.

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Gregory Belliston
Attorney-Adviser